Prestige Wealth Inc.

June 8, 2023

Via EDGAR

Ms. Madeleine Mateo

Ms. Susan Block

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

Re:	Prestige Wealth Inc.

Amendment No. 4 to Registration Statement on Form F-1

Filed May 12, 2023

File No. 333-267999

Dear Ms. Mateo and Ms. Block:

This letter is in response to the letter dated May 30, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Prestige Wealth Inc. (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comment in this response.

Amendment No. 4 to Registration Statement on Form F-1 filed May 12, 2023

General

1. We note your response to our prior comment 1 and reissue the comment in part. As such, the staff reiterates that the Revised Separateness Test (as defined in your response letter) is not the appropriate analytical framework in this scenario where the staff’s question, in the first instance, is whether PWAI, on the one hand, and the Asset Management Subsidiaries, on the other, are integrated under general Advisers Act principles. Please confirm your understanding in your response letter.

Response: This confirms our understanding that it is the staff’s position that the Revised Separateness Test (as defined in our prior response letter) is not the appropriate analytical framework for determining whether PWAI and our Asset Management Subsidiaries are integrated under general Advisers Act principles.

If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Hongtao Shi
Name:	Hongtao Shi
Title:	Chief Executive Officer